July 29, 2024

Matthew J. Gilroy, Esq.
Partner, Weil, Gotshal & Manges LLP
Allego N.V.
Westervoortsedijk 73 KB 6827 AV
Arnhem, the Netherlands

       Re: Allego N.V.
           Schedule 14D-9/A filed July 22, 2024
           File No. 5-93922
Dear Matthew J. Gilroy, Esq.:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9/A filed July 22, 2024
General

1. We reissue in part prior comment 4 in our letter dated July 17, 2024. Your revised disclosure reflects that the "the Independent Transaction Committee and the Board . . .
       believe that the Transactions are fair to the Company   s 'unaffiliated
security holders'"
       (emphasis added), but it continues to state that "the Independent Transaction Committee and the Board . . . collectively determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the
       Offer in light of the various considerations and factors described above and other factors"
       (emphasis added). Please revise to describe the Company's analysis supporting its statement that the Transactions as a whole are fair to unaffiliated security holders. The original discussion focused specifically on the Offer and the Company's analysis of it, rather than the Transactions, and did not address fairness to both unaffiliated shareholders who may tender into the Offer, and those who will remain as shareholders of the
       Company after the Offer, due to the possibility that there will not be a second-step
 July 29, 2024
Page 2

        transaction. Please revise. This expanded discussion should explain in particular how the
        Company reached the fairness determination as to the Transactions but not as to the Offer itself.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-
3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions